Exhibit 10.64

                 THE CMC HEARTLAND PARTNERS 2002 INCENTIVE PLAN

                            Effective January 1, 2002

         1. Purpose. Effective January 1, 2002, CMC Heartland Partners (the "Company") hereby establishes the CMC Heartland Partners 2002 Incentive Plan (the "Plan"). The Plan is intended to provide incentives which will attract, retain and motivate highly competent persons of the Company.

         2. Administration. The Plan will be administered by the Board of Managers of the Company's Managing General Partner (the "Board") or a committee of the Board appointed by the Board from among its members (the "Committee"). The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations and to take such action in connection with the Plan as it deems necessary or advisable. All determinations and interpretations made by the Committee shall be binding and conclusive on all participants and their legal representatives. No member of the Board, no member of the Committee and no employees of the Company shall be liable for any act or failure to act hereunder, except in circumstances involving his or her bad faith, gross negligence or willful misconduct, or for any failure to act hereunder by any other member or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated. The Company shall indemnify members of the Committee and any agent of the Committee who is an employee of the Company, against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person's bad faith, gross negligence or willful misconduct.

         3. Term. The Plan shall be effective January 1, 2002 and shall end December 31, 2004.

         4. Participants. Participants shall consist of such employees of the Company as the Committee in its sole discretion determines to be in a position to impact the success and future growth and profitability of the Company and whom the Committee may designate from time to time to receive benefits under the Plan. The Committee shall consider such factors as it deems pertinent in selecting participants. Each participant shall be listed on Exhibit A attached to the Plan. The Committee may make additions from time to time to Exhibit A.

         5. Benefit Pool. The aggregate benefits payable under the Plan (the "Benefit Pool") shall be two percent (2%) of the net proceeds (the "Net Proceeds") received by the Company on the sale of real estate after deducting all project debt obligations on the property sold (but not including any secured corporate debt), seller's closing costs (including, but not limited to title charges and transfer taxes) and any real estate broker's commissions. Further, the sales of completed residential units at Kinzie Station and Longleaf shall not be included.

         6. Payments. The benefits related to the Benefit Pool shall be paid as soon as administratively practicable after the Net Proceeds have been ascertained by the Company.

         7. Additional Incentive Compensation. The economic (but not tax) equivalent of ownership of 10,000 (non-voting) Heartland Partners Class A Units for each participant. Additional Incentive compensation due to distributions is payable at the time of the distribution.


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         8. Cessation of Employment.

            a. In the event a participant ceases to be an employee of the Company as a result of the participant's death, total and permanent disability, resignation, retirement or termination without cause, such participant, or the participant's designated beneficiary or estate shall receive, except as provided in Section 8.b., all amounts then due or that become due thereafter under this Plan

            b. In the event a participant ceases to be an employee of the Company as a result of the participant's termination with cause, such participant shall forfeit all accrued benefits through such date of termination with cause and all future benefits following such date of termination with cause. Further, the Company may, at its discretion, require that such participant return to the Company any benefits paid before the date of termination with cause.

            c. For purposes of subsection b of this Section 8, termination with cause shall have the following meaning:

               (i) a participant's commission of a material act of fraud against the Company or its affiliates;

               (ii) a participant's conviction of any crime which constitutes a felony in the jurisdiction involved and which in the sole judgementof the Company is cause for termination; or

               (iii) a participant's willful, repeated and demonstrable failure to substantially perform his/her duties over a period of not less than 30 days, other than any such failure resulting from incapacity due to physical or mental illness, or material breach of any obligations under this Agreement, and failure to cure such failure or breach within 30 days after receipt of written notice from the Board. No act or failure to act will be considered "willful" unless done, or omitted to be done not in good faith and without reasonable belief that such action or omission was in the best interests of the Company and its affiliates.

            d. All amounts in the Benefit Pool which are forfeited may be allocated by the Committee to existing participants in the Plan or to additional participants or not allocated in whole or part. Any amounts not allocated under the Plan shall not be included in any benefits payable under the Plan.

         9. Amendment and Termination. The Committee, in its absolute discretion and without any notice, may at any time modify or amend, in whole or in part, any or all of the provisions of this Plan, or suspend or terminate it entirely, provided that amounts due a participant as of the date of any such change in the Plan will remain due and payable as provided in the Plan subject to Section 8.b. of the Plan.

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         10.  Withholding.  All payments made pursuant to this Plan shall be net of any amounts required to be withheld pursuant to applicable federal, state and local tax withholding requirements.

         11. Governing Law. The Plan shall be construed, administered and governed in all respects under and by the laws of the state of Illinois.


                                         CMC HEARTLAND PARTNERS


                                         By:_________________________________

                                         Its: _______________________________


                                         Accepted:






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                                    EXHIBIT A

                            Effective January 1, 2002

The following employees of the Company shall be eligible to participate in the Plan.

Name of Employee.
-----------------

Richard Brandstatter
Charles Harrison
Susan Tjarksen Roussos







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